Exhibit 11

STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended October 31,				Twelve Months Ended October 31,
	2007		2006		2007		2006
(in thousands, except per share amount)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$5,648	$5,648	$4,714	$4,714	$20,889	$20,889	$15,479	$15,479

Weighted average shares outstanding	6,382	6,382	6,317	6,317	6,382	6,382	6,317	6,317

Assumed issuances under stock options plans	--	63	--	79	--	58	--	80
	6,382	6,445	6,317	6,396	6,382	6,440	6,317	6,397

Income per common share	$.88	$.88	$.75	$.74	$3.27	$3.24	$2.45	$2.42